WOODSIDE
AUSTRALIAN ENERGY

7 February 2002

RECEIVED MAR 01 2002 143

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

02015760

SUPPL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Enfield-4 (WA-271-P), lodged with the Australian Stock Exchange ("ASX") on 4 February 2002.
- News Release in relation to Enfield Well adding to Woodside Reserves, lodged with the ASX on 4 February 2002.
- News Release in relation to Offshore trunkline installation boosting local employment, lodged with the ASX on 7 February 2002.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

dw 3/14

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

7 February 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Enfield-4 (WA-271-P), lodged with the Australian Stock Exchange ("ASX") on 4 February 2002.
- News Release in relation to Enfield Well adding to Woodside Reserves, lodged with the ASX on 4 February 2002.
- News Release in relation to Offshore trunkline installation boosting local employment, lodged with the ASX on 7 February 2002.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Acknowledged ____________________ X

Dated ____________________ X

LYNNE KYLE
Corporate Assistant

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-271-P
Enfield-4

Woodside Petroleum Ltd., Operator of the WA-271-P Permit, reports that on 4 February 2002 the Enfield-4 appraisal well was being secured for Tropical Cyclone Chris as a precautionary measure.

Since the last report, Enfield-4 has flowed at a maximum rate of 5626 barrels of oil and 1.38 MMscf of gas per day through a 60/64 inch choke from 20 metres of perforations.

Woodside's interest in WA-271-P is 100%.

ROBIN LEES
Asst. Company Secretary

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Monday, 4 February 2002
11am (WST)

ENFIELD WELL ADDS TO WOODSIDE RESERVES

Successful testing of the Enfield 4 appraisal well has raised expectations of a major new development in Woodside Energy's WA-271-P permit off the west coast of Western Australia.

Woodside Energy's Managing Director, John Akehurst, said that the company was pursuing two development options for the oil discoveries in the permit which now had combined oil reserves and scope for recovery volumes estimated at about 300 million barrels.

Woodside has a 100% interest in the permit.

"The Enfield-4 appraisal well is a good result. It supports Woodside's view that the WA-271-P permit can become a significant new oil province," he said.

Mr Akehurst said that development options under consideration included an Enfield stand-alone facility with a start up in late 2005, or a combined Enfield and Vincent facility with start up in 2006.

"The combined development option is technically more challenging and will require the agreement of joint venturers in the neighbouring permit," he said.

The combined Enfield-Vincent development requires the agreement of joint venturers in the neighbouring permit, WA-155-P, because Vincent straddles the boundary of WA-271-P and WA-155-P.

Discussions have started with the WA-155-P partners to resolve unitisation and joint development issues such as common-user infrastructure.

Mr Akehurst said that the Enfield-4 result will allow technical work to move ahead with greater confidence. Woodside is also continuing to evaluate a significant number of other prospects in the WA-271-P permit that have the potential for tie-back to Enfield or Vincent-Enfield product facilities.

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Geoff Wedgwood, Investor Relations Manager
W: (08) 9348 4283 M: (0419) 944 297

Location map – WA-271-P (Woodside 100%)


Woodside
WA-271-P
Exmouth
Broome
Karratha
WA
Perth
Pres 1654

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Thursday 7 February, 2002
1.00pm (WST):

OFFSHORE TRUNKLINE INSTALLATION TO BOOST LOCAL EMPLOYMENT

The North West Shelf Venture today announced the award of the offshore installation contract for the second gas supply trunkline linking its offshore production facilities to its onshore gas plant, near Karratha in Western Australia.

The contract was awarded to Saipem (Portugal) Comercio Maritimo, a subsidiary of the international pipeline installers Saipem. Saipem is an Italian company that has operated an office in Perth for a number of years and has overseen the company's involvement in the construction and installation of a number of major pipelines in Australia.

The installation contract will involve the use of two state-of-the-art specialist installation barges, including Saipem's 30,000 gross registered tonnage semi submersible Semac 1.

Under the contract, Saipem will:

- Dredge a 20km offshore section of the pipeline route.
- Collect and deliver the 11,000 12m-long weight coated pipe-section from Batam Island, Indonesia
- Weld and lay the 134km of pipeline, with anodes attached.
- Flood and pressure test the completed trunkline.

The 42-inch trunkline, which requires a special grade of steel and production techniques not available in Australia, is being manufactured in Japan and weight-coated with concrete in Indonesia before being transported to Australia.

The installation contract is worth more than $100 million and will employ approximately 300 Australian workers offshore during the four-month installation program.

The offshore program also includes specialist training of the Australian workforce in the most up-to-date welding and installation techniques to meet the technical requirements of the job.

The installation program will run from May 2003 to August 2003, with construction of the trunkline scheduled for completion in April 2004 to coincide with completion of Train 4. First LNG production from Train 4 is scheduled for mid-2004.

2/...

The $800m second trunkline is an integral part of current expansion of the Venture's gas production and liquefaction facilities, which includes the construction of a fourth LNG processing train and associated infrastructure. The A$1.6 billion fourth train, which has a capacity of 4.2 million tonnes of LNG a year, will boost NWS LNG production to nearly 12 mtpa.

The second trunkline will provide extra capacity to supply existing Japanese and Western Australian customers, as well as for prospective gas-related projects on the Burrup.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; Chevron Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES

Woodside Energy Ltd.

Tony Johnson, Senior Adviser External Affairs

W: (08) 9348 5034 M: (0417) 916 538

INVESTMENT INQUIRIES

Woodside Energy Ltd.

Geoff Wedgwood, Investor Relations Manager

W: (08) 9348 4283 M: (0419) 944 297